SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______	Form 40-F X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: June 30, 2004		Signed:	Robert V. Horte

	By:	Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, June 30, 2004

CPR AND NSR MOVE TO IMPROVE PERFORMANCE
OF NORTHEASTERN RAIL NETWORK

CALGARY — Canadian Pacific Railway (CPR) and Norfolk Southern Railway (NSR) today signed a memorandum of understanding for an exchange of trackage rights, freight haulage and yard services that will increase operational efficiency and enhance rail service to customers.

CPR (TSX/NYSE: CP) announced in June 2003 it was restructuring its northeastern U.S. operations and was seeking proposals for ways to increase freight volumes, reduce operating costs and improve earnings. CPR’s northeastern U.S. network is operated as the Delaware and Hudson Railway.

“This agreement with NSR opens up new opportunity to move our northeastern U.S. franchise into a position of profitability,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “We expect the changes will generate higher traffic volumes and revenues, greater productivity and lower operating costs.”

David R. Goode, Norfolk Southern Chairman, President and Chief Executive Officer, said, “This is an excellent example of railroads cooperating to better serve our customers. We will be able to jointly provide transportation solutions that will improve efficiency and quality of service for both carriers in the northeast U.S.”

Under the agreement, CPR and NSR will consolidate freight marshalling at yards in Buffalo and Binghamton, N.Y.:

➢	CPR will cease yard operations in Buffalo, shifting all freight marshalling to the NSR yard there.

➢	Similarly, NSR will shift its yard operations in Binghamton to CPR’s East Binghamton yard.

There are three major components to the new trackage rights and freight haulage arrangements between CPR and NSR:

➢	CPR will be able to move NSR freight traffic between Rouses Point and Saratoga Springs, N.Y., under a haulage arrangement. NSR will operate its own trains over CPR’s line between Saratoga Springs and Binghamton, N.Y., under a trackage rights arrangement. The arrangements will generate higher revenue for CPR and provide NSR with a substantially shorter route to Quebec and the Maritime provinces.

➢	CPR’s freight traffic between Binghamton and Buffalo, N.Y., will move in NSR trains under a haulage arrangement, replacing a trackage rights agreement under which CPR operated its own trains between the two cities. The arrangement will reduce CPR’s operating costs and generate additional revenue for NSR.

➢	CPR will operate over a new NSR route using existing rail lines between Detroit and Chicago under a trackage rights agreement. It will be the shortest rail route between the two cities and will provide CPR with a faster, lower-cost lane.

“CPR’s challenge remains to take this part of our network to a level of profitability that will make it self-sustaining,” Mr. Ritchie said. “We are prepared to examine additional measures that, in concert with our NSR agreement, will further optimize our assets and drive up profitability.”

New trackage rights arrangements and the discontinuance of trackage rights require approval of the U.S. Surface Transportation Board.

Mr. Ritchie will hold a conference call with analysts and reporters today at 3:30 p.m. Eastern time to discuss details of the agreement with NSR. The telephone numbers for the call are 1-800-814-4857 or 416-640-1907. Callers should dial in 10 minutes prior to the call. A telephone replay of the call will be available through July 7 at 1-877-289-8525 or 416-640-1917, pass code 21056014 followed by the pound key. The call will also be webcast live on CPR’s website, www.cpr.ca. To access the webcast, click on Investor Information and choose Investor Presentations. The webcast will be archived through July 30.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Norfolk Southern Railway operates 21,500 routes miles in 22 states, the District of Columbia and Ontario, serving every major container port in the eastern United States and providing superior connections to western rail carriers. NSR operates the most extensive intermodal network in the East and is the nation’s largest rail carrier of automotive parts and finished vehicles. For more information, visit NSR’s website at www.nscorp.com.

CPR contacts	Norfolk Southern contacts

Media:	Media:
Len Cocolicchio	Frank Brown
Tel.: (403) 319-7591	Tel.: (757) 629-2714
E-mail: len_cocolicchio@cpr.ca	E-mail : fsbrown@nscorp.com

Investment Community:	Investment Community
Paul Bell	Leanne Marilley
Tel.: (403) 319-3591	Tel.: (757) 629-2861
E-mail: investor@cpr.ca	E-mail: leanne.marilley
@nscorp.com